NEUBERGER BERMAN INCOME FUNDS
CLASS C
ADMINISTRATION AGREEMENT
SCHEDULE A

The Class C of the Series of Neuberger Berman Income Funds currently subject to this Agreement are as follows:

Neuberger Berman Core Bond Fund
Neuberger Berman Core Plus Fund
Neuberger Berman Emerging Markets Debt Fund
Neuberger Berman Floating Rate Income Fund
Neuberger Berman High Income Bond Fund
Neuberger Berman Municipal High Income Fund
Neuberger Berman Municipal Intermediate Bond Fund
Neuberger Berman Short Duration Bond Fund
Neuberger Berman Short Duration High Income Fund
Neuberger Berman Strategic Income Fund
 Neuberger Berman Unconstrained Bond Fund

Date:  July 10, 2017

NEUBERGER BERMAN INCOME FUNDS

 CLASS C
ADMINISTRATION AGREEMENT

 SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman Income Funds Class C Administration Agreement shall be:

(1)	For the services provided to the Trust or to each Series without regard to class, 0.06% per annum of the average daily net assets of the Class C of each Series;

(2)
For the services provided to the Class C of a Series and its shareholders (including amounts paid to third parties), 0.21% per annum of the average daily net assets of the Class C of said Series; plus in each case

(3)
Certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust’s Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management LLC, and periodic reports to the Board of Trustees on actual expenses.

 Date: June 1, 2009